

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 30, 2007

Mr. Thomas P. Smith
Vice President, Chief Financial Officer and Treasurer
Lydall, Inc.
One Colonial Road
Manchester DE, 06042

RE: Lydall, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-07665

Dear Mr. Smith:

We have reviewed the response in your letter dated January 22, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Consolidated Financial Statements, page F-1

Note 1. Significant Accounting Policies, page F-7

Pre-production design and development costs, page F-7

We are continuing to evaluate your responses to comments two and three in our letter dated October 24, 2006 and comment one in our letter dated January 22, 2007. In order for us to better understand your accounting treatment for long-term supply and tooling contracts, including your revenue recognition policy, please provide us with the following additional information:

a) The material terms of your typical long-term supply and tooling contract(s), including a description of the following:

  - Contractual period;
  - Deliverables;

- o Pricing with respect to the design and development of the tooling and subsequent production of parts, and basis for determining reimbursement amounts;
- o Payment terms;
- o Provisions for acceptance, warranties, and returns;
- o Guaranteed minimum purchase and delivery quantities;
- o Reimbursement guarantees;
- o Contingent payment terms, including a description of the nature of the contingencies;
- o Exclusive non-cancelable rights to use the tooling, including duration of those rights; and
- o Rights of customers to remove the tooling, including when customers may exercise those rights.

b) Clarification as to your company's role in the tooling procurement process. In this regard, it appears from your response that your suppliers manufacture the tooling from designs developed by your personnel, based on your customer's specifications.

c) A discussion of how you assessed whether the deliverables in the supply and tooling agreements represent one unit of accounting versus separate units of accounting under EITF 00-21. Contracts with materially different terms should be discussed separately. Include the following in your response:

- o Detailed evaluation of each criteria in paragraph 9 with respect to the delivered tooling;
- o Description of the specific objective and reliable evidence supporting the fair value of the deliverable parts based on the guidance in paragraph 16; and
- o Methodology for allocating the total arrangement consideration to the deliverables, including your application of paragraphs 12 and 14.

d) A discussion of how you considered and applied the guidance in SOP 81-1 to your long-term supply and tooling contracts with particular focus on its scope and segmentation provisions.

e) A discussion of how you considered the guidance in Question 1 to SAB Topic 13:A.3.f with respect to deliverables that qualify as single units of accounting under EITF 00-21.

f) We understand that, under cost reimbursement contracts, you capitalize tooling development costs as inventory, and recognize revenue and cost of sales when a customer accepts the completed tooling. For other contracts, you capitalize tooling development costs as other assets, recognize revenue only upon delivery of produced parts, and amortize capitalized tooling development costs ratably over that delivery period. If our understanding is incorrect or incomplete, please provide sufficient details clarifying your policies. In addition:

- o Describe the rationale under GAAP supporting the different accounting policies with respect to classifying capitalized tooling development costs and revenue/cost recognition;
- o Explain why classification of capitalized costs as inventory is appropriate when considering that it is inconsistent with the impairment model prescribed by EITF 99-5 for those costs; and
- o Explain how you considered the appropriateness for not recognizing any on-going expense associated with the right to use the tooling under cost reimbursement arrangements.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief